UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                   April 2008

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):


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This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays
Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX




                                 EXHIBIT INDEX



AGM Statement dated 24 April 2008



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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: April 24, 2008                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date: April 24, 2008                              By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                  BARCLAYS PLC


                                                                  24 April 2008

                             Annual General Meeting

Barclays PLC will hold its Annual General Meeting of shareholders at 11.00 am this morning. At this meeting John Varley, Group Chief Executive, will make the following remarks:

"Good morning ladies and gentlemen. Thank you for taking the trouble to be with us today.

I'm going to talk for about 15 minutes this morning. But in the middle of my remarks, I want to break off to show you a video made by Bob Diamond, Frits Seegers and myself, which talks about Barclays, our ambitions for the Group and, in particular, the business strategy that we have been pursuing.

We meet in unusual times. You'll have noticed that the financial services industry has been making the front pages of the newspapers as well as the business pages. There's a lot of concern about the outlook for economic growth in the world. Here in the UK we've seen a bank nationalised, and every day you read of concerns being expressed about the housing market.

Of course, some cautious words are in order. Nobody would pretend that market conditions are easy - the second half of 2007 was as hard a six month period as I can remember, and conditions in some markets in 2008 have remained difficult. But we must maintain a sense of perspective. Interest rates are moving lower. Employment is high. World economic growth this year will be between 3% and 4% again. Governments and central banks around the world are showing their determination to help the financial system recover.

We need to retain a sense of perspective about banks too. I recognise that when some banks miscalculate risk, then the reputation of the whole industry is tarnished. It's important not to lose sight of the fact that a good banking system is an indispensable part of a healthy modern economy. Innovation and risk taking by the financial services industry has helped to create unprecedented economic growth in the world over the last twenty years. It would be bad for the world if we were to conclude that banks should stop taking risk. Managing financial risk is what banks do.

The example of the Japanese economy between 1990 and 2000 illustrates what I'm talking about. The Japanese banks' sense of risk aversion overtook the financial system, and that led to a decade of economic stagnation, as the banks stopped lending.

So it's very important that risk management doesn't become risk aversion. It's also clear that strong economies need strong banks. For 2007, Barclays reported another successful year, with profit before tax of GBP7.1bn. I'll talk more about that in a minute. But the point I want to look at here is to examine the benefits of successful financial performance.

Because Barclays is successful, we employ 135,000 people around the world. Because Barclays is successful, we pay large amounts of tax. We make substantial financial and in kind contributions to the communities in which we live and work (last year our community investment programme added up to well over GBP50m, and more than 43,000 people across the Group were involved in community activity). Our profits support substantial dividend payments, dividends which put cash into the pension funds which support the livelihoods of millions of citizens of this country and others in their retirement.

So society needs successful banks, and in difficult times, this is a point which needs to be said, and repeated. These are difficult times but in times of flux, strong organisations (and Barclays is a strong organisation) have significant opportunities.

This highlights the importance of business strategy, which I've described on these occasions for a number of years now. Our strategy is to achieve higher rates of growth over time by diversifying our business, both by geography and by business line. This means not being too reliant on any one area of activity. At a time of economic turbulence, that's very helpful to financial performance. And, of course, it also means that we are active in markets that have a naturally higher rate of growth. That strategy of diversification led to a financial performance by Barclays in 2007 that was, in the circumstances, resilient. Our strategy of pursuing higher growth through diversification is causing Barclays to change.

So let me show you the video that I promised, which illustrates what I'm talking about.

You can see, I think, that our strategy is making today's Barclays quite different from the Barclays of the beginning of this decade. I think of strategy as "the what". And the "what" for us is achieving higher growth through diversification. You need to have a range of ways of achieving the "what". Think of these as the "hows". How to achieve the strategy?

Of course the principal "how" route is through "organic business growth" - taking the businesses that we currently have and growing them. But inorganic growth (for example, by mergers and acquisitions) is another "how".

Last year we attempted to acquire ABN AMRO. As you know, we concluded that we could not acquire ABN at a price that represented value for money to our shareholders. But the fact that our financial discipline restrained us in the ABN AMRO transaction doesn't necessitate a change of strategy. The bid was simply a way of accelerating the delivery of existing strategy.

As I said a moment ago, there are, and must be, a number of ways in which a strategy can be carried out, and acquisition is just one. Let me give you an example of what I'm talking about. ABN AMRO had 7m credit card customers. We really liked that as a business opportunity. But over time we can recruit large numbers of new credit card customers ourselves - in 2007 alone (and in the midst of pursuing ABN AMRO) GRCB credit card businesses recruited over 2m new customers outside the UK.

Let me show you, on these next two slides, the financial benefits of the strategy at work in a larger context. Let's go back to 2000. In that year the profits of your company were GBP3.4bn. And at the time, the overwhelming majority of the profit came from the United Kingdom, with UK Banking as the dominant source of our Group profits. If we then scroll forward to 2007, the GBP3.4bn has become GBP7.1bn.

And in 2007, 65% of the profits of the Group came from outside the UK Banking businesses. If you look at the profit performance of the Group in 2007, it was quite evenly distributed between our two big business areas: Global Retail & Commercial Banking and Investment Banking & Investment Management.

We saw record performance in most of our business lines during 2007, including in those business areas - Barclays Capital and Barclays Global Investors - that were in the middle of the storm in capital markets.

For all the understandable interest of market commentators on exposures and write-downs during 2007, the key question for me is: how well equipped were the businesses to absorb risk, and grow profits?

The financial performance of Barclays Capital and Barclays Global Investors stands out in the top quartile of competitor results right across the industry in 2007. And meanwhile, the GRCB businesses were investing heavily for future growth.

In times of turbulence you need to be very clear about strategic direction. That ensures that you're not distracted from serving customers and clients - who are far more interested in being certain that their needs will be looked after when they visit us today than they are about the latest screaming headline in the financial pages of the world press.

So we should be getting on with it: and we are. We've opened 400 new branches and sales outlets outside the United Kingdom in the first quarter of 2008. We bought the Goldfish credit card business here in the UK. We've bought Expobank in Russia. We've acquired a banking licence in Pakistan and will be opening for business there in June. We launched eight new exchange traded funds in Barclays Global Investors. We've been jointly mandated with China Development Bank to arrange a term loan financing by the Ministry of Finance in Indonesia.

As I say: we're getting on with it. None of which is to say that the environment in 2008 is benign. But, given that, I'm quite pleased with the way in which we've started the year.

We will give our usual Trading Update in mid May. But meanwhile I can tell you, that we have seen good levels of activity in Q1 and we continue to see the benefit of our strong customer franchise and of the investments we've made in expanding our physical footprint.

First quarter profits in Global Retail and Commercial Banking were ahead of last year's. This was a strong performance. Although profits at Barclays Capital and Barclays Global Investors were well below the very strong profits of the equivalent period in 2007, each of the three businesses of Investment Banking and Investment Management (Barclays Capital, BGI and Barclays Wealth) was profitable in the quarter.

So how have we done as a Group this year? Let me take you through the first three months. Group profit before tax in January and February was in line with the monthly run rate for 2007. We were profitable in March as well, but trading conditions were tougher, meaning that Group profit for the first quarter was below that of the very strong prior year period. But I believe that the same resilience of financial performance that we saw in 2007 is observable again in our first quarter results of 2008.

Of course no financial update in today's world would be complete without a comment on capital. To remind you of where we were when we reported in February, our tier 1 ratio was 7.6% at the end of 2007, compared with our target of 7.25%. And our equity ratio was 5.1% compared with our target of 5.25%.

2007 was a good stress test for balance sheet management, not least because of the extent of balance sheet growth during the year. But in fact we ended 2007 with a tier 1 ratio in line with the ratio at the beginning of the year, which, as I have said, was ahead of our target. Having said that, this is a time for strong ratios, and we want to see our equity ratio at least at 5.25% in time.

Those of you who follow these things closely will have seen how active we have been in managing our capital base over the last months, including of course the issuance of equity to China Development Bank and Temasek last summer. We will remain active managers both of our balance sheet, and of our capital ratios.

I want to end by giving you an insight into our plans and ambitions for the coming period. We set ourselves goals every four years. When we last re-set them in 2004, we said that we planned to grow Economic Profit at a compound growth rate of 10% to 13%. We achieved that goal, as you can see on this slide. We also said that we wanted to achieve Top Quartile Total Shareholder return in the four year period 2004-2007.

We did not meet this goal. I'm disappointed that our stock price performance has been poor over the last twelve months. We can't control the price at which the stock trades, but that doesn't prevent me empathising with shareholders about the fact that our share price reached a high point of almost GBP8 in March 2007, and it's a lot lower than that today. So we must create the conditions in which the stock price can move ahead again, and concentrate on what we can control - which is the profit performance of the Group.

We have published new goals for the period 2008-2011, which I illustrate on this slide. You can see that we're aiming to generate Economic Profit of between GBP9.3bn and GBP10.6bn over the coming four year period, which would represent compound growth of 5% to 10%. We believe that if we hit the upper end of that range, that will translate into Top Quartile Total Shareholder return.

As I finish, I want to express on your behalf, as well as mine, gratitude to our employees: for their energy, their commitment, and their contribution to our results in 2007. It was a tough year. They could have been distracted. But they kept their eyes and their attention on our customers, and that converted into good financial results.

I say again how pleased we are to have you with us today. Thank you for listening.

I'll now hand back to the Chairman."

                                     -ENDS-

A copy of the slides referred to above and a recorded webcast of the Chairman's and Chief Executive's opening remarks will be available for viewing from later today in the investor relations section of the Barclays Group website.

For further information please contact:

Investor Relations                     Media Relations

Mark Merson                            Alistair Smith
+44 (0) 20 7116 5752                   +44 (0) 20 7116 6132

John McIvor                            Robin Tozer
+44 (0) 20 7116 2929                   +44 (0) 20 7116 6586

About Barclays
Barclays PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, wealth management and investment management services. With over 300 years of history and expertise in banking, Barclays operates in over 50 countries and employs 135,000 people, We move, lend, invest and protect money for over 38 million customers and clients worldwide. For further information about Barclays, please visit our website www.barclays.com.

Forward-looking statements
This document contains certain forward-looking statements within the meaning of
Section 21E of the US Securities Exchange Act of 1934, as amended, and Section 27A of the US Securities Act of 1933, as amended, with respect to certain of the Group's plans and its current goals and expectations relating to its future financial condition and performance. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning. Examples of forward-looking statements include, among others, statements regarding the Group's future financial position, income growth, impairment charges, business strategy, projected levels of growth in the banking and financial markets, projected costs, estimates of capital expenditures, and plans and objectives for future operations. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances, including, but not limited to, UK domestic and global economic and business conditions, the effects of continued volatility in credit markets, market related risks such as changes in interest rates and exchange rates, the policies and actions of governmental and regulatory authorities, changes in legislation, the further development of standards and interpretations under International Financial Reporting Standards (IFRS) applicable to past, current and future periods, evolving practices with regard to the interpretation and application of standards under IFRS, progress in the integration of Absa into the Group's business and the achievement of synergy targets related to Absa, the outcome of pending and future litigation, the success of future acquisitions and other strategic transactions and the impact of competition - a number of which factors are beyond the Group's control. As a result, the Group's actual future results may differ materially from the plans, goals, and expectations set forth in the Group's forward-looking statements.

Any forward-looking statements made by or on behalf of Barclays speak only as of the date they are made. Barclays does not undertake to update forward-looking statements to reflect any changes in Barclays expectations with regard thereto or any changes in events, conditions or circumstances on which any such statement is based. The reader should, however, consult any additional disclosures that Barclays has made or may make in documents it has filed or may file with the SEC.